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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-15855

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___January 1, 2017___ AND ENDING ___December 31, 2017___
                                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

FBL Marketing Services, LLC

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5400 University Avenue
                                    (No. and Street)

West Des Moines, Iowa 50266
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Anthony Aldridge   (515) 225-5949
                                                    (Area Code − Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
                          (Name – of individual, state last, first, middle name)
801 Grand Avenue, Suite 3000, Des Moines, Iowa 50309

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

X Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number**.





Oath or Affirmation

I, Mathew E. Gleason, affirm that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of FBL Marketing Services, LLC as of December 31, 2017, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Mathew E. Gleason
President

Notary Public 2/23/18

NIKKI DURLAM
Commission Number 790974
My Commission Expires
July 10, 2018

This report contains:

(X)	(a)	Facing page
(X)	(b)	Statement of Financial Condition
(X)	(c)	Statement of Operations
(X)	(d)	Statement of Cash Flows
(X)	(e)	Statement of Changes in Members' Equity
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
(X)	(g)	Computation of Net Capital
(X)	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
(X)	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
( )	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
( )	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
(X)	(l)	An Oath or Affirmation
( )	(m)	A copy of the SIPC Supplemental Report *(under separate cover)*
( )	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

FBL Marketing Services, LLC

Financial Statements and
Supplemental Information

Years Ended December 31, 2017 and 2016

Contents



Ernst & Young LLP
Suite 3000
801 Grand Avenue
Des Moines, IA 50309-2764

Tel: +1 515 243 2727
Fax: +1 515 362 7200
ey.com

Report of Independent Registered Public Accounting Firm

To the Members and the Board of Managers of FBL Marketing Services, LLC

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of FBL Marketing Services, LLC (the Company) as of December 31, 2017 and 2016, the related statements of operations, changes in members' equity, and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2017 and 2016, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young LLP

We have served as the Company's auditor since 1987.
Des Moines, Iowa
February 23, 2018

FBL Marketing Services, LLC

Statements of Financial Condition

	December 31	
	2017	**2016**
Assets		
Cash and cash equivalent:		
Cash	$ 339,578	$ 360,778
Short-term investments	1,150,604	1,796,459
	1,490,182	2,157,237
Accounts receivable	459,728	401,676
Due from Farm Bureau Life Insurance Company	8,608	11,267
Due from EquiTrust Life Insurance Company	14,893	17,336
Prepaid expense	220,883	223,784
Prepaid pension cost	1,084,273	749,984
Total assets	$ 3,278,567	$ 3,561,284
Liabilities and members' equity		
Due to FBL Financial Group, Inc.	$ 343,517	$ 84,945
Accounts payable and accrued expenses	774,512	652,508
Total liabilities	1,118,029	737,453
Members' equity:		
Series A member's equity	2,101,231	2,767,767
Series C member's equity	59,307	56,064
Total members' equity	2,160,538	2,823,831
Total liabilities and members' equity	$ 3,278,567	$ 3,561,284

See accompanying notes.

FBL Marketing Services, LLC

Statements of Operations

| | Year Ended December 31 | |
	2017	2016
Revenues:		
Administrative service fees	$ 8,900,615	$ 7,970,829
Registered representative fees	107,785	120,823
Other	14,844	5,188
Total revenues	9,023,244	8,096,840
Expenses:		
Regulatory fees and expenses	364,998	340,483
Salaries and related expenses	2,401,210	1,648,202
Commission and bonus expenses	5,843,087	5,258,958
Other operating expenses	1,051,493	744,307
Total expenses	9,660,788	7,991,950
Net income (loss)	$ (637,544)	$ 104,890

See accompanying notes.

FBL Marketing Services, LLC

Statements of Changes in Members' Equity

	Series A Member's Equity	Series C Member's Equity	Total Members' Equity
Balance at January 1, 2016	$ 2,659,454	$ 47,469	$ 2,706,923
Capital contributions	-	12,018	12,018
Net income (loss)	108,313	(3,423)	104,890
Balance at December 31, 2016	2,767,767	56,064	2,823,831
Capital contributions	-	8,706	8,706
Capital distributions	-	(34,455)	(34,455)
Net income (loss)	(666,536)	28,992	(637,544)
Balance at December 31, 2017	$ 2,101,231	$ 59,307	$ 2,160,538

See accompanying notes.

FBL Marketing Services, LLC

Statements of Cash Flows

| | Year Ended December 31 | |
	2017	2016
Operating activities		
Net income (loss)	$ (637,544)	$ 104,890
Adjustments to reconcile net income (loss) to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Accounts receivable	(58,052)	(8,693)
Due from Farm Bureau Life Insurance Company	2,659	137
Due from EquiTrust Life Insurance Company	2,443	13
Prepaid expense	2,901	4,305
Prepaid pension cost	(334,289)	(180,842)
Due to FBL Financial Group, Inc.	258,572	(50,968)
Accounts payable and accrued expenses	122,004	(38,266)
Net cash used in operating activities	(641,306)	(169,424)
Financing Activities		
Capital contributions	8,706	12,018
Capital distributions	(34,455)	-
Net cash provided by (used in) financing activities	(25,749)	12,018
Decrease in cash and cash equivalents	(667,055)	(157,406)
Cash and cash equivalents at beginning of year	2,157,237	2,314,643
Cash and cash equivalents at end of year	$ 1,490,182	$ 2,157,237

See accompanying notes.

FBL Marketing Services, LLC

Notes to Financial Statements

December 31, 2017

1. Significant Accounting Policies

Organization

FBL Marketing Services, LLC (the Company) engages in sales of retail mutual funds from a variety of mutual fund companies as well as variable life products of an unrelated insurance company. During 2017, the Company discontinued sales of variable annuity products of an unrelated insurance company, but continues to receive renewal commissions on those products previously sold. The Company also continues to receive renewal commissions from variable life and annuity products from Farm Bureau Life Insurance Company (Farm Bureau Life), which is an indirect wholly owned subsidiary of FBL Financial Group, Inc., and EquiTrust Life Insurance Company (EquiTrust Life), a non-affiliated company.

The Company has one Series A member, FBL Financial Services, Inc., a wholly owned subsidiary of FBL Financial Group, Inc. and one Series C member, United Farm Family Life Insurance Company (collectively, the Members).

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) issued guidance that outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers, which supersedes most current revenue recognition guidance, including industry-specific guidance. The new guidance is based on the principle that an entity should recognize revenue to reflect the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to fulfill a contract. Entities have the option of using either a full retrospective or a modified retrospective approach for the adoption of the new standard, which becomes effective for fiscal years beginning after December 15, 2017; early adoption is not permitted. The Company plans to adopt the guidance on January 1, 2018 using the modified retrospective method which requires a related cumulative effect adjustment to opening retained earnings on January 1, 2018 with the 2018 financial statements being presented in accordance with the new guidance. However, the Company has evaluated its contracts with customers and concluded that none will be impacted by the new guidance. Accordingly, the Company will not be required to report a cumulative effect adjustment to opening retained earnings on January 1, 2018.

In June 2016, the FASB issued guidance amending the accounting for the credit impairment of financial instruments. Under the new guidance, impairment losses are required to be estimated using an expected loss model under which a valuation allowance is established and adjusted over time. The valuation allowance will be based on the probability of loss over the life of the instrument, considering historical, current and forecasted information. The new guidance differs significantly from the incurred loss model used today, and will result in the earlier recognition of impairment losses. The new guidance will also increase the volatility of earnings to the extent actual results differ from the assumptions used in the establishment of the valuation allowance. The guidance becomes effective for fiscal years beginning after December 15, 2019, with early adoption permitted on January 1, 2019. The Company is currently evaluating the impact of this new guidance on the financial statements.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers investments in money market funds, where the underlying investments are of a short-term nature, to be cash equivalents.

Fair Value

Fair value is based on an exit price, which is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. GAAP establishes a hierarchal disclosure framework for fair value that ranks the level of market price observability used in measuring financial instruments at fair value into three levels.

- **Level 1** – Fair values are based on unadjusted quoted prices in active markets for identical assets or liabilities.
- **Level 2** – Fair values are based on inputs, other than quoted prices from active markets, that are observable for the asset or liability, either directly or indirectly.
- **Level 3** – Fair values are based on significant unobservable inputs for the asset or liability.

All investments included in the statements of financial condition at December 31, 2017 and 2016 are in money market funds that are carried at cost, which approximates fair value. These investments are based upon daily quoted prices, and therefore are considered Level 1. There were no transfers between Level 1, Level 2 or Level 3 during 2017 or 2016.

FBL Marketing Services, LLC

Notes to Financial Statements (continued)

Recognition of Income

Administrative service fees consist of commission revenue related to the sales of mutual funds and variable products. Commissions are recognized on a trade-date basis, which is the date a trade is executed. Related commission and bonus expense are concurrently recognized based on agreed-upon rates.

Subsequent Events

The Company has evaluated the financial statements for subsequent events through February 26, 2018, the date which the financial statements were available to be issued. Effective January 1, 2018, FBL Financial Services, Inc. transferred its ownership in FBL Marketing Services, LLC to FBL Financial Group, Inc. In addition, on January 24, 2018, FBL Financial Group, Inc. completed a $1.4 million capital contribution to the Company. During this period, there were no other subsequent events requiring recognition or disclosure in the financial statements.

2. Income Taxes

As a limited liability company, the Company has elected to be classified as a partnership for federal tax reporting purposes. Therefore, the Company will generally not be subject to federal or state income taxes.

3. Retirement and Compensation Plans

The Company indirectly participates with affiliates in various defined benefit pension plans (the Plans). The Company and affiliates have adopted a policy allocating the required contribution to the plans between themselves generally on a basis of time incurred by the respective employees. Pension expense aggregated $141,187 in 2017 and $134,450 in 2016.

The Company indirectly participates with several affiliates in a 401(k) defined contribution plan which covers substantially all employees and includes company matching contributions. The Company and affiliates allocate these expenses in a manner consistent with pension expense discussed above. Expenses related to the plan aggregated $135,289 in 2017 and $82,158 in 2016.

The Company also indirectly participates with affiliates in two share-based payment arrangements under the FBL Financial Group, Inc. Class A Common Stock Compensation Plan and a Cash-Based Restricted Stock Unit Plan. Beginning in 2012, stock options and awards were no longer being granted. Compensation expense is recognized for all share-based payments granted, modified, or settled. The impact of forfeitures is estimated and compensation expense is recognized only for those stock-based instruments expected to vest. The Company and affiliates allocate these compensation expenses in a manner consistent with pension expense discussed above. Expenses related to these plans were $44,212 in 2017 and $25,094 in 2016.

FBL Marketing Services, LLC

Notes to Financial Statements (continued)

4. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission (SEC) uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined therein, shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2017, the Company had defined net capital of $349,141 which was $274,606 in excess of its required net capital of $74,535. The Company's aggregate indebtedness to net capital ratio was 3.20 to 1 at December 31, 2017. The Company is exempt from maintaining a special reserve bank account under Rule 15c3-3(k)(1).

5. Limited Liability Company Agreement

The Limited Liability Company Agreement approved by the Members outlines the capital structure of the Company, capital contributions to be made by the Members, allocations of revenues and expenses to the Members, and distributions to the Members.

Interests in the Company are divided into Series, with the interest of each Member constituting a separate Series. The Company is authorized to issue 100 Series. The holder of Series A interest, referred to as the Principal Member, is the only Member with voting rights for the Company. All other members are Associate Members.

Associate Members are allowed to conduct business relating only to the sale of variable life insurance, variable annuity, and mutual fund products, which have been approved by the Board of Managers for distribution through the Company.

A separate capital account has been established for each Member and will be established for each new Member admitted to the Company in the future. Each Member's capital account will contain that Member's initial capital contribution adjusted at the end of each calendar quarter for: (a) the amount of revenue received by the Company during the quarter as a result of that Member's operations; (b) the amount of additional capital contributions by that Member during the quarter; (c) all costs and expenses directly incurred by that Member and all costs and expenses allocated to that Member's Series during the quarter, including general overhead of the Company; and (d) the amount of all distributions made to the Member during the quarter.

The amount of minimum required capital for each associate Member is currently $50,000. The Members may be called upon for additional capital contributions in certain situations, including the necessity to maintain minimum regulatory capital requirements.

Notes to Financial Statements (continued)

Distributions may be made to the Principal Member at the discretion of the Board of Managers of the Company. Distributions may be made to an Associate Member within 30 days after the end of each calendar quarter, provided that such distribution would not cause that Member's capital balance to decline below the minimum required capital.

Associate Members may terminate their Series at any time, so long as the balance in their capital account is greater than zero. The Board of Managers may also terminate the Series of any Associate Member if that Member's capital account is less than the minimum required capital and the Associate Member has failed to honor a capital call for the shortfall.

6. Related-Party Transactions

The Company had entered into agreements with Farm Bureau Life and EquiTrust Life to sell variable universal life and variable annuity products. EquiTrust Life currently cedes 100% of its variable product business to Farm Bureau Life. These agreements provide that Farm Bureau Life and EquiTrust Life compensate the Company for all commissions paid to its registered representatives. Although registered representatives of the Company are no longer selling new business under these agreements, the Company continues to collect service fee commissions on renewal premiums associated with these policies. In addition, Farm Bureau Life agrees to pay the Company a registered representative fee to cover the costs and expenses associated with facilitating variable product sales. Under these agreements, revenues earned by the Company totaled $2,472,656 in 2017 and $2,749,416 in 2016, of which the registered representative expenses totaled $2,279,043 in 2017 and $2,542,779 in 2016.

The Company participates in a management agreement with FBL Financial Group, Inc. Under this agreement, FBL Financial Group, Inc. provides general business, administrative analysis, and management services to the Company. The Company incurred management fee expenses under this contract totaling $16,924 in 2017 and $11,148 in 2016. General expenses consist primarily of salaries and related expenses, travel, and occupancy costs. These expenses are allocated from FBL Financial Group, Inc., to its affiliated companies on the basis of cost and time studies that are updated annually. Aggregate expenses incurred by the Company under this agreement were $3,517,902 in 2017 and $2,416,026 in 2016.

Supplemental Information

FBL Marketing Services, LLC

Schedule I - Computation of Net Capital Under Rule 15c3-1

December 31, 2017

Computation of Net Capital

1. Total ownership equity from Statement of Financial Condition			$ 2,160,538
2. Deduct ownership equity not allowable for Net Capital			–
3. Total ownership equity qualified for Net Capital			2,160,538
4. Add:			
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			–
B. Other deductions or allowable credits			–
5. Total capital and allowable subordinated liabilities			2,160,538
6. Deductions and/or charges:			
A. Total non allowable assets from Statement of Financial Condition (Notes B and C):			
1. Accounts receivable	$ 459,728		
2. Due from Farm Bureau Life Insurance Company	8,608		
3. Due from EquiTrust Life Insurance Company	14,893		
4. Prepaid expenses	220,883		
5. Prepaid pension cost	1,084,273	$ 1,788,385	
B. Secured demand note deficiency		–	
C. Commodity futures contracts and spot commodities – proprietary capital charges		–	
D. Other deductions and/or charges		–	(1,788,385)
7. Other additions and/or allowable credits			–
8. Net capital before haircuts on securities positions			372,153
9. Haircuts on securities [computed, where applicable, pursuant to 15c3-1(f)]:			
A. Contractual securities commitments	$ –		
B. Subordinated securities borrowings		–	
C. Trading and investment securities:			
1. Exempted securities		–	
2. Debt securities		–	
3. Options		–	
4. Other securities		–	
D. Undue concentration		–	
E. Other		23,012	(23,012)
10. Net Capital			$ 349,141

FBL Marketing Services, LLC

Schedule I - Computation of Net Capital Under Rule 15c3-1 (continued)

Computation of Basic Net Capital Requirement
Part A

11. Minimum net capital required (6-2/3% of line 19)	$	74,535
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		5,000
13. Net capital requirement (greater of line 11 or 12)		74,535
14. Excess net capital (line 10 less 13)		274,606
15. Net capital less greater of 10% of line 19 or 120% of line 12		237,338

Computation of Aggregate Indebtedness

16. Total A.I. liabilities from Statement of Financial Condition		1,118,029
17. Add:		
A. Drafts for immediate credit	$ –	
B. Market value of securities borrowed for which no equivalent value is paid or credited	–	
C. Other unrecorded amounts	–	
19. Total aggregate indebtedness		1,118,029
20. Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)		320.22%
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		–

Notes:
(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
   1. Minimum dollar net capital requirement, or
   2. 6 2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.
(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of Company (contra to item 1740) and partners' securities that were included in non-allowable assets.
(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non allowable assets.

There are no differences between the computation of net capital under Rule 15c3-1 included in this audited report and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing as of December 31, 2017.

Schedule II - Computation for Determination of Reserve Requirements Under Rule 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, as it relates to the computation for determination of reserve requirements, in accordance with paragraph (k)(1) of Rule 15c3-3.

Schedule III – Information Relating to the Possession or Control Requirements Under Rule 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, as it relates to the information for possession or control requirements, in accordance with paragraph (k)(1) of Rule 15c3-3.



Ernst & Young LLP
Suite 3000
801 Grand Avenue
Des Moines, IA 50309-2764

Tel: +1 515 243 2727
Fax: +1 515 362 7200
ey.com

Report of Independent Registered Public Accounting Firm

The Members and Management of FBL Marketing Services, LLC

We have reviewed management's statements, included in the accompanying FBL Marketing Services, LLC Exemption Report, in which (1) FBL Marketing Services, LLC (the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(1) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2017 except as described in its exemption report. Management of the Company is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 23, 2018

FBL Marketing Services,
LLC Exemption Report
January 1, 2017 through December 31, 2017

FBL Marketing Services, LLC (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain broker dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claims an exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. § 240.15c3-3(k)(1).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(1) throughout the period of January 1, 2017 through December 31, 2017 except as described in Exhibit A.

I, Mathew E. Gleason, swear that, to the best of my knowledge and belief, this Exemption Report is true and correct.

FBL Marketing Services, LLC



Mathew E. Gleason
President
2/23/2018

Exhibit A
FBL Marketing Services, LLC

There were 38 instances of late transmittal of funds during the period January 1, 2017 through December 31, 2017. These are instances in which the registered representative failed to promptly transmit funds.

Registered Representative Delay in Transmitting Funds:

Date	# of Instances	Date	# of Instances
1/5/2017	2	4/11/2017	3
1/9/2017	1	4/14/2017	1
1/10/2017	1	5/4/2017	1
1/20/2017	1	8/8/2017	1
1/26/2017	1	8/18/2017	1
1/30/2017	2	9/21/2017	2
2/17/2017	2	9/26/2017	1
3/2/2017	1	10/4/2017	1
3/3/2017	2	10/12/2017	1
3/7/2017	1	10/13/2017	1
3/8/2017	1	10/17/2017	2
3/20/2017	1	11/21/2017	1
3/30/2017	1	12/6/2017	1
4/7/2017	1	12/14/2017	1
4/10/2017	2	**Total Instances**	38